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SEC FILE NUMBER
8-65708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stanwich Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

596 South Hollow Rd.
(No. and Street)

Stowe	VT	05672
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles Daugherty	203-249-5939	cdaugherty@stanwichadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Daugherty, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stanwich Advisors, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANNA M. LOPEZ
Notary Public - State of Florida
Commission # HH 435852
My Comm. Expires Aug 21, 2027
Bonded through National Notary Assn.

Signature: [signature]

Title:
Managing Member

Anna M Lopez

Notary Public 2/3/2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STANWICH ADVISORS, LLC

Statement of Financial Condition

As of December 31, 2024

Stanwich Advisors, LLC
Annual Statement of Financial Condition Index
As of December 31, 2024

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3-5

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and
Those Charged with Governance of
Stanwich Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stanwich Advisors, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's since 2020.
Huntingdon Valley, Pennsylvania
February 2, 2025

Stanwich Advisors, LLC
Statement of Financial Condition
As of December 31, 2024

Assets		
Cash	$	47,119
Placement fees receivable		184,313
Prepaid expenses		5,217
Other assets		36,133
Total Assets	$	272,782
Liabilities and Members' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	5,797
Total Liabilities		5,797
Commitments and Contingencies		
Members' equity		266,985
Total Liabilities and Members' Equity	$	272,782

See accompanying notes to the Statement of Financial Condition

1. Summary of Significant Accounting Policies

Nature of Operations
Stanwich Advisors, LLC (the "Company") was formed as a limited liability company under the laws of the State of Connecticut. Reorganized under the laws of the State of Florida in 2023. The liability of the members for the losses, debts and obligations of the Company is limited to their capital contributions. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides consulting, advisory and capital raising services to private equity fund managers ("Clients").

Pending sale
In October 2023, the owner of the Company entered into an agreement with a third party (the "Buyer") to sell the Company, subject to FINRA's approval. As a result of this sale, the nature of operations is not expected to change. As of the date of these financial statements, such approval is still pending.

Due to the extended length of time that such approval has remained pending, the Buyer agreed to reimburse the Company for certain professional fees needed to operate the company. Such reimbursements were recorded as simple offsets to expenses.

Placement Fees Receivable
Placement fees receivable is typically due over an agreed upon number of years commencing upon the commitments of capital. There were no placement fees receivable past due on December 31, 2023 in accordance with the terms of the respective agreement. Management regularly assesses the need for an allowance against receivables. When deemed necessary, the allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of Clients. No allowance for doubtful accounts for the placement fees receivable was considered necessary at December 31, 2024. Placement fees receivable at January 1, 2024 and December 31, 2024 were $287,250 and $184,313 respectively.

Revenue Recognition
The Company recognizes consulting and advisory fees at the point in time that performance of obligations under the respective arrangements are completed. Such obligations include, but are not limited to, marketplace analysis, preparation of required placement memoranda and market presentations and initial investor introductions. Placement fee revenues are recognized as earned which is upon commitments of capital from investors identified by the Company, the price is fixed or determinable, and collection is reasonably assured. In the event it is decided capital will not be called, any related revenue previously earned by the Company would be written-off.

1. Summary of Significant Accounting Policies (continued)

Income Taxes
Under provisions of the Internal Revenue Code, limited liability companies that are treated as partnerships are not subjected to income taxes, and any income or loss realized is taxed to the individual members. Accordingly, no provision for Federal income taxes appears on the financial statements. Under the Connecticut Tax Code, a Connecticut limited liability company is subject to taxes on income and loss at the entity level.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2021 through 2024 tax years are open for examination by Federal, state and local tax authorities.

Accounting Estimates
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. The most significant estimate in the Statement of Financial Condition is the allowance for doubtful accounts. Actual results could differ from estimates.

.

Segment Reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

2. Regulatory Requirements

The Company is subject to the provisions of Rule 240.15c3-1 of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $5,000, or a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2024, the Company's net capital balance as defined by SEC Rule 15c3-1 was $41,322, which exceeded the net capital requirement by $36,322. At December 31, 2024, the Company's aggregated indebtedness to net capital ratio as defined by SEC Rule 15c3-1 was 0.14 to 1.

The Company relies on Footnote 74 of the 2013 Release to the Securities and Exchange Act to be compliant with the provisions of SEC Rule 15c3-3.

3. Commitments and Contingencies

The Company may be subject to claims and lawsuits that arise primarily in the ordinary course of business. As of December 31, 2024, the Company was not involved in any such claims or lawsuits.

4. Income Taxes

The Company reports its results for tax purposes on a cash basis, which is different from its financial statement preparation. As a limited liability company, the Company is not subject to Federal tax liability; such liability is taxed to the individual member.

5. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At times during the year, balances exceeded the insured limit. As of December 31, 2024, balances were below such insured limit.

The Company derives its revenue from a limited number of clients. As of December 31, 2024, placement fees receivable from one client represented 100% of total placement fees receivable.

6. Subsequent Events

The Company has evaluated subsequent events through the date the Statement of Financial Condition was available to be issued.

In January 2025, the Company collected all of its approximately $230,000 receivables existing at December 31, 2024, and then paid out a distribution of approximately $200,000 to its member.

Also in January 2025, FINRA approved the pending sale referred to in Footnote 1. The formal closing and ownership transfer occurred shortly thereafter.

There have been no other subsequent events requiring disclosure in the accompanying financial statements.